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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ INTERDEALER
                               QUOTATION SYSTEM

                    Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 under rule 13a-17
                               or 15(d)-17 thereunder

                                JAVA CENTRALE, INC.
             ---------------------------------------------------------
                   (Exact name of issuer as specified in charter)

                             1610 Arden Way, Suite 145
                            Sacramento, California 95815
                 -------------------------------------------------
                      (Address of principal executive offices)

          ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE:   (916) 568-2310


                     I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

    1.   Title of security:       Common Stock, no par value

    2.   Number of shares outstanding before the change:        12,902,243

    3.   Number of shares outstanding after the change:         13,685,548

    4.   Effective date of change:     February 28, 1997


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    1.   Method of change:  Additional shares were issued in four previous transactions.

         (a) On November 14, 1996, 360,239 common shares of stock were issued as a result of a partial conversion of a convertible noted dated January 29, 1996 with Santina Holding, Inc.;

         (b) On January 28, 1997, 196,399 common shares of stock were issued as a result of a partial conversion of a convertible noted dated December 14, 1995 with Legong Investments N.V.;

         (c) On February 27, 1997, 200,000 common shares of stock were issued pursuant a consulting agreement with One Capital Corporation dated February 4, 1997.

         (d) On February 28, 1997, 26,667 common shares of stock were issued as a result of a partial conversion of a convertible noted dated December 14, 1995 with Gross Foundation;

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                           II.  CHANGE IN NAME OF ISSUER


    1.   Name prior to change:         N/A

    2.   Name after change:            N/A

    3.   Effective date of charter amendment change name:            N/A

    4.   Date of shareholder approval of change, if required:        N/A

    Date:     March 7, 1997

                                            JAVA CENTRALE, INC.


                                            By:  /s/ Steven J. Orlando
                                                 ---------------------
                                                 Steven J. Orlando
                                                 Vice President and
                                                 Chief Financial Officer
                                            (Officer's signature and title)


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